UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

KOHA Co., Ltd.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Tamura Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Tamura Corporation Attn: Hiroyuki Iida 1-19-43 Higashi-Oizumi, Nerima-ku, Tokyo, 178-8511, Japan Phone: +81-3-3978-2031
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 25, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	TAMURA CORPORATION Announces That it Makes KOHA Co., Ltd. its Wholly-Owned Subsidiary through Share Exchange

99.2	Notice Regarding Revised Projections for Business Results (TAMURA CORPORATION)

99.3	Notice Regarding Revised Projections for Business Results (KOHA Co., Ltd.)

Item 2.  Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Tamura Corporation is concurrently submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated March 25, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hiroyuki Iida
By:	Hiroyuki Iida
Title:	Director/Senior Executive Officer

Date: March 25, 2011